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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THESECURITIES EXCHANGE ACT OF 1934

For the month of:

August 2005

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Translation of Registrants name into English)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

(Address of principal executive offices)

1.  Press Release: 8/29/2005; 9/6/2005; 10/4/2005; 10/6/2005; 12/1/2005; 12/5//2005; and 12/14/2005; 1/9/2006

2.  First Fiscal Quarter Ended 9/30/2005 Interim Financial Statements

     Form 52-109FT2: CEO Certification of Interim Filings During Transition Period

     Form 52-109FT2: CFO Certification of Interim Filings During Transition Period

     First Fiscal Quarter Financial Statements: Management’s Discussion and Analysis

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

SEC 1815 (09-05)  Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

INTERNATIONAL
BARRIER

News Release
For Immediate Release:
August 29, 2005

International Barrier Technology Receives Final Report from the International Code Congress, Expanding Market for Blazeguard® Products

Building Code Changes Benefit Proprietary Fire Resistant Building Materials Company

Watkins, MN; Vancouver, BC, August 29, 2005, - International Barrier Technology Inc. ("Barrier") (IBTGF: OTCBB; IBH: TSXV), a manufacturer of proprietary fire resistant building materials, is pleased to announce that it has received the long anticipated International Code Congress Evaluation Services Report (ICC-ESR) for its PyrotiteÔ based BlazeguardÒ products. The evaluation services report enables Barrier to market its products throughout the US and other parts of the world where the newly adopted International Building Code (IBC) is being used to dictate building specifications.

Prior to the release of the ICC-ESR for Blazeguard, Barrier was restricted in its ability to market the product in the Western US where the Uniform Building Code had been the required standard. "We are extremely pleased that the process of evaluation for our products has been completed by the ICC", reports Dr. Michael D. Huddy, Barrier's President. Barrier can make immediate use of the report and begin the process of introducing Blazeguard projects in the Western US. Additionally, the report expands upon the current applications for Blazeguard by now allowing it to be specified (treated on both panel faces) for roof deck applications in Type I and Type II non-combustible commercial construction projects all over the US.

The new report replaces the former BOCA and SBCCI reports that were used to sanction Blazeguard's use in the former Standard and National Building Code geographies. "When the IBC was developed and selected to replace the former US model building codes, the challenge became to consolidate our former reports into a single, all encompassing report", says Huddy. "The ICC is very thorough in its analysis and the process takes a considerable amount of time and effort on the manufacturers' part, as well as the professional staff of ICC-ES. Once the process is complete, however, it gives the manufacturer the ability to present their products with solid credibility to building code officials and architects." Barrier anticipates increased sales at a time when capacity is being tripled in the plant with the start-up of a new, highly automated production line. "The timing could not be better", says Huddy.

About International Barrier Technology Inc.

About the International Code Congress (ICC-ES)

ICC-ES is a nonprofit, public-benefit corporation that does technical evaluations of building products, components, methods, and materials. The evaluation process culminates with the issuance of reports on code compliance, which are made available free of charge, on the worldwide Web, to building regulators, contractors, specifiers, architects, engineers, and anyone else with an interest in the building industry and construction. These people look to ICC-ES evaluation reports for evidence that products and systems meet code requirements.

ICC-ES came into being on February 1, 2003, when America's four building-product evaluation services officially combined their operations. The four "legacy" evaluation services that came together to form ICC-ES were the National Evaluation Service, Inc.; BOCAI Evaluation Services; ICBO Evaluation Service, Inc.; and SBCCI Public Service Testing and Evaluation Services, Inc. Through the legacy evaluation services, ICC-ES has a history that goes back more than seventy years.

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: "David J. Corcoran"

____

David J. Corcoran
CFO, Director

Toll free 1.866.735.3519
Peter Kletas, ECON Investor Relations, Inc.
pkletas@investorideas.com

News Release
For Immediate Release:
September 06, 2003

Dutton Associates Announces Investment Opinion: International Barrier Technology Speculative Buy Rating In Initiating Coverage By Dutton Associates

EL DORADO HILLS, Calif., Sept. 6, 2005 - Dutton Associates initiates coverage of International Barrier Technology (OTCBB: IBTGF; TSX VENTURE: IBH) with a Speculative Buy rating and a 12-month $1.44 price target. The 12-page report by Dutton senior analyst Gerald LaKarnafeaux, CFA, is available at www.jmdutton.com, and at First Call, Bloomberg, Reuters, Zacks, Knobias, and other leading financial portals.

International Barrier Technology (Barrier) produces and markets Pyrotite, a proprietary chemical formulation that has fire-retardant properties. It was determined in the late 1980s that fire retardant treated (FRT) plywood, the multifamily roof-decking market's leading product, failed over time when chemicals engineered to consume the wood before burning were activated by high temperatures caused by exposure to sunlight. This caused an industry crisis, but it was an opportunity for Barrier's Blazeguard® roof decking --first as a replacement for failed FRT installations and then in new construction projects, where Blazeguard® is becoming the preferred product over FRT plywood. Barrier will soon have a substantial increase in efficient production capacity when expansion of its Watkins, Minn. plant is completed, with rated capacity increasing from 8 million sq. ft. to 50 million sq. ft. Annual sales of $40.7 million are a reasonable expectation when the facility reaches capacity in fiscal 2008. The Company has established relationships with major distributors and building contractors. It could be argued that the Company has been in a protracted development stage for the past 10 years. However, with the new efficient production capacity and a distribution network in place, we believe Barrier is positioned to record substantial and profitable volume gains over the next several years. The Company's experienced management team members have successful track records.

About Dutton Associates

Dutton Associates is one of the largest independent investment research firms in the U.S. Its 27 senior analysts are primarily CFAs and have expertise in many industries. Dutton Associates provides continuing analyst coverage of over 110 enrolled companies, and its research, estimates, and ratings are carried in all the major databases serving institutions and online investors. The cost of enrollment in the Dutton Associates one-year continuing research program is US $35,000 prepaid from the Company for 4 Research Reports, typically published quarterly, and requisite Research Notes. Dutton Associates received $35,000 from the Company for 4 Research Reports with coverage commencing on 09/06/2005. Dutton Associates does not accept payment of any of its fees in company stock. Its principals and analysts are prohibited from owning or trading in securities of covered companies. The views expressed in this research report accurately reflect the analyst's personal views about the subject securities or issuer. Neither the analyst's compensation nor the compensation received by us is in any way related to the specific ratings or views contained in this research report or note. Please read full disclosures, and analyst background at www.jmdutton.com before investing.

Contact:
Dutton Associates, LLC.
John M. Dutton, 916/941-8119

INTERNATIONAL BARRIER

News Release
For Immediate Release:
October 04, 2005

International Barrier Reports Continued Increase in Sales Volume

July-September Sales Represent the Best Quarter Performance in Corporate History

Watkins, MN; Vancouver, BC October 4, 2005International Barrier Technology Inc. ("Barrier") (IBTGF: OTCBB; IBH: TSXV) has reported sales volume for the period of July - September, 2005 of 1,651,400 sq.ft., a 36.9 percent increase over the same period the previous year. Sales revenue was $1,344,145 (US), a $274,235 gain from last year's first fiscal quarter total of $1,069,910. Commercial modular sales revenue was up 121 percent from the same period in the pervious year and accounted for 51.5 percent of first quarter sales volume.

"Sales continue to be strong in our key target markets of multi-family residential and commercial modular construction," said Dr. Michael Huddy, International Barrier's President. "Barrier is extremely pleased with the growth in sales to the commercial modular segment and we anticipate sustained growth, in-part, because of the increased demand for modular structures created by the devastating and unfortunate effects of Hurricanes Katrina and Rita. Our current strategy is to continue to support commercial modular growth but to establish a further priority in developing multifamily residential business in the western US."

With the ICC-ES model code report complete, sales destined for multifamily residential construction have already begun in the Midwest region of the US. Mr James Kleinke, Barrier's newly hired Sales and Marketing Manager, has made initial presentations to most Minneapolis area builders and building product distributors. Stock Lumber Company, the largest supplier of building products in the US, and a stocking distributor of Blazeguard in Florida and Virginia, has begun to inventory Blazeguard® in two yards in the Minneapolis area and has delivered Blazeguard to at least two projects in the region. Mr. Kleinke will be instrumental in helping to set up sales and marketing operations in other western US geographies, such as Texas and Southern California, as the year progresses.

With these sales volumes, the company is positioned to achieve consistent profitability. Positive cash flow will provide funds for ongoing building and production line improvements that are expected to be complete during the second fiscal quarter. These improvements will not only improve product uniformity and production efficiencies, but also serve to quadruple production capacity. Increased capacity is critical to enable Barrier to meet increasing demand.

News Release
For Immediate Release:
October 6, 2005

International Barrier Announces Agreement to Purchase Flusher Head Drywall Applicator Tool and Technology

Watkins, MN; Vancouver, BC October 6, 2005 - International Barrier Technology Inc. ("Barrier") (IBTGF: OTCBB; IBH: TSXV) has entered into an agreement to acquire the rights to a drywall applicator tool. The tool is a variable angle drywall flusher head. The applicator tool significantly improves the ease and efficiency of applying drywall mud to drywall surface areas in corners and other angled surfaces. The patent pending product is the invention of a drywall professional and has been under development for over five years.

The acquisition is subject to the Barrier's completion of a market feasibility study.

Upon completion of the market feasibility study and TSX Venture Exchange approval, Barrier will issue 100,000 shares and pay a 10% net profit royalty on income received from sales of the product to the vendor, Wal-Tech Industries Ltd. of Penticton, British Columbia. Barrier will pay an advance minimum royalty minimum payment of $50,000 to Wal-Tech commencing July 2008.

Barrier anticipates a significant market opportunity for this product. The extent of the opportunity will be quickly determined through the help of Barrier's US manufacturing subsidiary (Barrier Technology Corporation), and its existing distribution network. "Barrier has ready access to builders and subcontractors who will be very interested in testing this time saving tool", reports Dr. Michael Huddy, President, International Barrier Technology, Inc. "We intend to quickly assess market potential by placing prototype tools in the hands of some of the most influential drywall contractors in the US. They will tell us if the tool saves them time and money, if it does, and the quality of the application is as high as expected, this will be a winning scenario for everyone involved."

Barrier has also appointed Ray Strafehl as an advisor to the Board of Directors. Mr. Strafehl, of Kelowna, British Columbia is a director of the Okanagan Institute for Strategic Development and the former executive director of Venture BC. He has past experience in the mentoring and business development of numerous Okanagan companies. Most importantly, he has been instrumental in assisting Wal-Tech Industries in developing a business strategy for the flusher head applicator tool.

Further, Barrier announces the grant of 400,000 stock options to directors, officers, and employees of the company, at a price of $0.93 per share, exercisable up to and including October 6, 2007.

International Barrier Technology, Inc.
604 - 750 West Pender Street, Vancouver, BC, Canada V6C 2T7
Tel: 866-735-3519 or 604-948-0687 • Email: info@intlbarrier.com

HomebuilderStocks.com Presents an Online Audio Interview with International Barrier Technology’s President Dr. Michael Huddy, Discussing Record Breaking Sales and Growth for Fire Resistant Products

Opportunities for growth through expanded manufacturing capabilities, government regulatory compliance, partnerships and licensing.

POINT ROBERTS, Wash., December 01, 2005 - www.HomebuilderStocks.com, a global investment research portal for the homebuilder industry presents an online audio interview with Dr. Michael Huddy, the President and Director of International Barrier Technology Inc. (OTCBB: IBTGF), a manufacturer of proprietary fire resistant building materials.  During the interview Dr. Huddy discusses Barrier’s increased sales volume for 2005, as well as the first quarter of 2006, and his projections for the coming year.  Dr. Huddy also talks about opportunities for future growth including the Company’s new manufacturing facility, which will contribute to improved distribution and expansion; receiving the International Code Congress Evaluation Services Report for its Pyrotite-based Blazeguard products; and plans for licensing and partnerships.

“Our sales volume has continued to increase as we have gone from quarter to quarter,” said Dr. Huddy in the interview.  “The quarter ending September 30th was an all time record for us with 1,651,000 square feet being shipped. We anticipate that the second quarter will continue along this trend.”

Barrier is close to completion on a new 15,000 square foot expansion to their manufacturing facility.  The expansion is expected to contribute to the company’s growth through reductions in material and labor costs while expanding capacity by up to three times the current levels.  “The new production line will enable us to continue to build a market and have existing capacity to fill it,” said Dr. Huddy.

For Access to the Online Audio Interview in Full Click Here:

http://www.HomebuilderStocks.com/Companies/IntlBarrier/audio/nov05/default.asp

1385 Gulf Road, Suite 102, Pt. Roberts, WA 98281

Toll Free: 800-665-0411

HomebuilderStocks.com

www.InvestorIdeas.com

Featured Company: (HBS is compensated by IBH as disclosed in disclaimer.)

International Barrier Technology Inc. (IBTGF: OTCBB; IBH: TSXV) develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. Barrier’s award-winning Blazeguard® wood panels use a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water in the heat of fire.  The panels exceed “model” building code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact.  Blazeguard® provides Barrier’s customers a premium material choice meeting an increasingly challenging combination of requirements in residential and commercial building construction.  Blazeguard® customers include four of the five top homebuilders!

www.intlbarrier.com

For our list of companies participating in the Home Building industry included within our HomebuilderStocks.com portal, click here:

http://www.homebuilderstocks.com/Companies/HomebuilderStocks/HomebuilderStockList.asp

Read the exclusive InvestorIdeas.com feature “The Insiders Corner”, a weekly report by well-known financial writer and author Michael Brush. http://investorideas.com/insiderscorner/

InvestorIdeas.com’s free “Investor Incite” Newsletter consists of company and industry updates, investment research and developing trends in key areas such as Homeland Security, Renewable Energy, Nanotechnology, Homebuilder Stocks and more.

To sign up click here: www.InvestorIdeas.com/Resources/Newsletter.asp

News Release

For Immediate Release:

December 5, 2005

Fire Resistant Building Materials Company Reports Record Sales Volume

for First Quarter Fiscal Year 2006

Sales volume increase of 122% over same period previous year – growth due to commercial modular building market success

Watkins, MN; Vancouver, BC December 5, 2005 - International Barrier Technology Inc. (“Barrier”) (IBTGF: OTCBB; IBH: TSXV), a manufacturer of proprietary fire resistant building materials, is pleased to report a net income of $35,761 for the three-month period ending September 30, 2005.

Record sales volume of $1,615,865 and 1,651,400 sq. ft. for this period were reported in October 2005. Sales to commercial modular markets were up to 869,100 sq.ft, a 122% increase over the same period in the previous year.

“Barrier is extremely pleased with the strong start to fiscal year 2006,” said Michael Huddy, Ph.D., International Barrier’s President and CEO. Success in the commercial modular building market is the primary force behind growth in this period.  Roof deck markets continue to be strong in existing east coast multifamily residential markets.  Market introductions for Blazeguard have begun in Southern California and in the upper mid-west, where Barrier has hired an experienced sales manager.

“Our focus for the year remains the successful start-up of the new production line in Watkins, MN and on continued growth in sales of Blazeguard,” reports Dr. Huddy.  Expanding Blazeguard sales into the priority geographies of the mid-west, California, and Texas, has been facilitated by the publication of the International Code Congress Evaluation Services Report which sanctions the use of Blazeguard wherever the International Building Code is used.

“The new production line, anticipated to be producing commercially early in 2006, will not only increase capacity threefold, it will create product features better suited for a variety of new products and market applications,” explains Dr. Huddy.  ”The new line and production technology it represents will provide an appropriate prototype for potential licensing partners who may be interested in pursuing manufacturing opportunities for the Pyrotite technology.” Barrier expects to successfully introduce new products and market applications in 2006, following the example and success of the MuleHide Products partnership in commercial modular sales which began in 2004.

To see full financial statements, please download the following document:

http://www.intlbarrier.com/pdf/Q2006.pdf

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials.  Its patented, non-combustible, non-toxic Pyrotite formulation has an extraordinary capability: it releases water when exposed to the heat of fire.  Barrier's awardwinning Blazeguard wood panels exceed International Building Code requirements in every targeted fire test and application, and uniquely combine properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Mule-Hide Products Co Inc., Centex Homes (CTX: NYSE), Beazer Homes, Inc, (BZH: NYSE) D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE). Stock Building Supply, Inc., Builders First Source, Inc., 84 Lumber, Inc., the Contractor Yard, Inc. and., ABC Supply, Inc. are all stocking Blazeguard distributors.  Pyrotite has potential applications with engineered wood products, paint, plastics, and expanded polystyrene.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “David J. Corcoran”

David J. Corcoran

Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

Peter Kletas, ECON Investor Relations, Inc.

ir@intlbarrier.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales.  In each case actual results may differ materially from such forward-looking statements.  The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

News Release

For Immediate Release:

December 14, 2005

Fire Resistant Building Materials Company Reports Record Monthly Sales

Volume for November, 2005

November Sales at "all time high" of US$625,458

Watkins, MN; Vancouver, BC December 14, 2005 - International Barrier Technology Inc. (“Barrier”) (IBTGF: OTCBB; IBH: TSXV), a manufacturer of proprietary fire resistant building materials, is pleased to report a record for monthly sales on shipments completed in November 2005.  Six hundred eighty seven thousand, five hundred sq. ft. (687,500) of Blazeguard products were shipped in the month of November.  The previous record of 606,800 sq.ft. was attained in June 2004.  November 2005 sales volumes were 34 percent higher than November 2004 sales of 513,200 sq.ft.  Year-to-date fiscal year (July 1st through November 30, 2005), sales volume has increased to 2,777,900 sq.ft. from 1,983,500 sq.ft. in 2004, an improvement of 40 percent.

November sales revenue was also at an all time high of US $625,458.  Fiscal year to date sales revenue has increased to $2,384,440, an increase of 41.5 percent, from 2004.

“Historically, November has not been known as a stellar month for shipments.  Typically, distributors are beginning to prepare for calendar year-end physical inventories and winter weather has already begun to disrupt building in some areas of the US”, reports Michael Huddy, Ph.D., International Barrier’s President and CEO.  “Increased November sales are completely a reflection of increased market share in both the multifamily residential market as well as the commercial modular market we service through MuleHide Products, Inc.  Distributors and builders are continuing to buy because the product is needed for an increased number of projects and applications.  The fact that sales have continued to grow in this time period is a good indication of the potential for continued growth through 2006 and beyond.”

“Our focus for 2006 remains on the successful start-up of the new production line in Watkins, MN and on continued growth in sales of Blazeguard,” explains Dr. Huddy.  Expanding Blazeguard sales into the priority geographies of the mid-west, California, and Texas, has been facilitated by the publication of the International Code Congress Evaluation Services Report which sanctions the use of Blazeguard wherever the International Building Code is used.

“The new production line, anticipated to be producing commercially early in 2006, will not only increase capacity threefold, it will create product features better suited for a variety of new products and market applications,” explains Dr. Huddy.  ”The new line and production technology it represents will provide an appropriate prototype for potential licensing partners who may be interested in pursuing manufacturing opportunities for the Pyrotite technology.”  Barrier expects to successfully introduce new products and market applications in 2006, following the example and success of the MuleHide Products partnership in commercial modular sales which began in 2004.

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials.  Its patented, non-combustible, non-toxic Pyrotite formulation has an extraordinary capability: it releases water when exposed to the heat of fire.  Barrier's award winning Blazeguard wood panels exceed International Building Code requirements in every targeted fire test and application, and uniquely combine properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Mule-Hide Products Co Inc., Beazer Homes, Inc, (BZH: NYSE) D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE). Stock Building Supply, Inc., Builders First Source, Inc., 84 Lumber, Inc., the Contractor Yard, Inc. and., ABC Supply, Inc. are all stocking Blazeguard distributors.  Pyrotite has potential applications with engineered wood products, paint, plastics, and expanded polystyrene.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “David J. Corcoran”

David J. Corcoran

Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT

RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS

PRESS RELEASE.

For more information please visit:

www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

John Hurst, ECON Investor Relations, Inc.

jhurst@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales.  In each case actual results may differ materially from such forward-looking statements.  The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

INTERNATIONAL BARRIER TECHNOLOGY INC

News Release
For Immediate Release:
January 9, 2006

Fire Resistant Building Materials Company Reports Record Monthly and Quarterly Sales Volume for December, 2005

Year to Date Sales at "all time high" of US $2,953,898

Watkins, MN; Vancouver, BC January 9, 2006 - International Barrier Technology Inc. ("Barrier") (**IBTGF: OTCBB; IBH: TSXV**), a manufacturer of proprietary fire resistant building materials, is pleased to report a record for monthly and quarterly sales on shipments completed in December 2005. Six hundred ninety three thousand, seven hundred sq. ft. (693,700) of Blazeguard products were shipped in the month of December. One million eight hundred twenty thousand, two hundred sq. ft. (1,820,200) of Blazeguard products were shipped for the quarter ending December 31, 2005. The previous monthly record of 687,500 sq.ft. was attained just last month, November 2005. The previous quarterly record of 1,651,400 sq. ft. was attained with the quarter ending September 30, 2005. December 2005 sales volumes were 35% higher than December 2004 sales of 513,400 sq. ft. Sales volumes for the quarter ending December 31, 2005 were 41% higher than the 1,290,600 sq. ft. shipped for the quarter ending December 31, 2004.

Fiscal year to date sales revenue has increased to $2,953,898 an increase of 40%, from 2004.

International Barrier Technology Inc.
204-1530 56th St • Tsawwassen, B.C. • Canada V4L 2A8
Tel: 866-735-3519 or 604-948-0687 • Email: ir@intlbarrier.com

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005

(Stated in Canadian Dollars)

(Unaudited)

THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004 HAVE NOT BEEN REVIEWED OR AUDITED BY THE COMPANY’S AUDITORS

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED BALANCE SHEETS

September 30 and June 30, 2005

(Stated in Canadian Dollars)

(Unaudited)

	September 30,	June 30
ASSETS	2005	2005

Current
Cash and term deposits	$ 1,165,389	$ 1,561,117
Accounts receivable	224,839	308,352
Prepaid expenses and deposits	27,696	20,689
Inventory	269,304	378,800

	1,687,228	2,268,958
Capital assets	3,318,482	2,580,415
Trademark and technology rights – Note 5	1,245,143	1,291,697

	$ 6,250,853	$ 6,141,070

LIABILITIES

Current
Accounts payable and accrued liabilities	332,714	355,220
Current portion of long-term debts	27,696	23,777
Current portion of obligation under capital leases	56,288	58,033

	416,698	437,030
Long-term debts	10,659	17,971
Obligation under capital leases	638,118	680,382

	1,065,475	1,135,383

SHAREHOLDERS’ EQUITY

Share capital – Notes 3 and 6	17,955,481	17,745,481
Contributed Surplus	960,855	958,515
Other comprehensive loss	(68,410)	-
Deficit	(13,662,548)	(13,698,309)

	5,185,378	5,005,687

	$ 6,250,853	$ 6,141,070

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

for the three months ended September 30, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited)

	Three months ended
	September 30,
	2005	2004

Sales	$ 1,615,865	$ 1,400,619
Cost of goods sold	1,193,096	1,042,847

Gross profit	422,769	357,772

Operating expenses
Research and development	14,679	28,411
Amortization – plant and equipment	17,934	20,622
Amortization – trademark and technology costs	46,554	46,554

	79,167	95,587

Administrative expenses
Accounting and audit fees	2,023	2,867
Consulting	2,709	-
Filing Fees	2,144	12,549
Insurance	7,402	6,455
Interest and bank charges	266	-
Interest on long-term debt	6,589	11,898
Legal fees	10,039	34,907
Office and miscellaneous	8,049	779
Sales, marketing, and investor relations	126,300	71,047
Stock-based compensation	12,090	657,716
Telephone	4,245	2,288
Transfer agent fees	3,000	3,000
Travel, promotion, trade shows	11,438	12,687
Wages and management fees – Note 4	110,792	78,154

	307,086	894,347

Income (loss) from operations	36,516	(632,162)

SEE ACCOMPANYING NOTES

…/cont’d

 Continued

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

for the three months ended September 30, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited)

	Three months ended
	September 30,
	2005	2004

Other items:
Foreign exchange gain (loss)	(12,424)	20,751
Other Income	11,669	4,946

	(755)	25,697

Net income (loss) for the period	35,761	(606,465)

Deficit, beginning of the period	(13,698,309)	(12,260,209)

Change in accounting policy	-	(44,340)

Deficit, end of the period	$ (13,662,548)	$ (12,911,014)

Basic and diluted loss per share	$ (0.00)	$ (0.03)

Weighted average number of shares outstanding	27,844,510	24,225,942

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended September 30, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited)

	Three months ended
	September 30,
	2005	2004

Operating Activities
Net income (loss) for the period	$ 35,761	$ (606,465)
Changes not involving cash:
Amortization	64,488	67,176
Stock-based compensation	12,090	657,716

	112,339	118,427
Working capital changes:
Accounts receivable	72,315	275,854
Prepaid expenses	(7,618)	(10,004)
Inventory	95,899	(80,860)
Accounts payable	5,482	(244,079)

Cash provided by operations	278,417	59,338

Investing Activity
Purchase of capital assets	(832,806)	(64,075)

Financing Activities
Bank indebtedness	-	(134,047)
Long-term debts	(1,657)	(17,705)
Capital lease obligations	(26,616)	(86,462)
Common shares issued for cash, net of share issue costs	200,250	1,728,720

Cash provided by financing activities	171,977	1,490,506

Effect of exchange rate changes on cash	(13,316)	-

Change in cash during period	(395,728)	1,485,769

Cash and term deposits, beginning of the period	1,561,117	648,407

Cash and term deposits, end of the period	$ 1,165,389	$ 2,134,176

…/cont’d

SEE ACCOMPANYING NOTES

Continued

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended September 30, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited)

	Three months ended
	September 30,
	2005	2004

Supplementary cash flow information:
Cash paid for:
Interest	$ 6,589	$ 11,898

Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period ended September 30, 2005

(Stated in Canadian Dollars)

	Common Stock			Other
	Issued		Contributed	Comprehensive
	Shares	Amount	Surplus	Loss	Deficit	Total

Balance, June 30, 2004	22,974,855	$ 14,388,228	$ 56,840	$ -	$ (12,260,209)	$ 2,184,859
Issued for cash pursuant to a private placement – at $0.59	2,400,000	1,416,000	-	-	-	1,416,000
– at $1.11	1,470,000	1,629,848	-	-	-	1,629,848
Less: issue costs	-	(31,360)	-	-	-	(31,360)
Issued for cash pursuant to the exercise of share purchase options – at $0.10	510,000	51,000	-	-	-	51,000
– at $0.26	225,000	58,500	-	-	-	58,500
– at $0.80	10,000	8,000	-	-	-	8,000
Issued for cash pursuant to the exercise of share purchase warrants – at $0.80	180,000	144,000	-	-	-	144,000
Cancellation of escrow shares	(124,580)	-	-	-	-	-
Stock-based compensation charges	-	-	938,600	-	-	938,600
Reclassification of stock-based compensation charges upon exercise of share purchase options	-	81,265	(81,265)	-	-	-
Reclassification as a result of a change in accounting policy	-	-	44,340	-	(44,340)	-
Net loss for the year	-	-	-	-	(1,393,760)	(1,393,760)

Balance, June 30, 2005	27,645,325	17,745,481	958,515	-	(13,698,309)	5,005,687
Issued for cash pursuant to the exercise of share purchase options - at $0.51	25,000	12,750	-	-	-	12,750
Issued for cash pursuant to the exercise of share purchase warrants - at $0.75	250,000	187,500	-	-	-	187,500
Amount reclassified from contributed surplus upon exercise of stock options	-	9,750	(9,750)	-	-	-
Stock – based compensation charge	-	-	12,090	-	-	12,090
Foreign currency translation adjustment	-	-	-	(68,410)	-	(68,410)
Net income for the period	-	-	-	-	35,761	35,761

Balance September 30, 2005	27,920,325	$ 17,955,481	$ 960,855	$ (68,410)	$ (13,662,548)	$ 5,185,378

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005

(Stated in Canadian Dollars)

(Unaudited)

Note 1

Interim Reporting

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and follow the same accounting policies and methods of their application as the Company’s most recent annual financial statements except as disclosed below.  These interim financial statements do not include all of the disclosure included in the annual financial statements, and accordingly, they should be read in conjunction with the annual financial statements for the year ended June 30, 2005.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Note 2

Change in Accounting Policy

In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for annual and interim periods beginning on or after October 1, 2006.  However, earlier adoption of these pronouncements was encouraged, and therefore, the Company has adopted the new Handbook Sections effective July 1, 2005.  Section 1530 establishes standards for reporting and display of comprehensive income.  It defines other comprehensive income to include revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income.  The section does not address issues of recognition or measurement for comprehensive income and its components.  Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period.  The requirements in this section are in addition to Section 1530 and recommends that an enterprise should present separately the following components of equity:  retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves.

The effect of adopting these new pronouncements during the three months ended September 30, 2005 was to increase net income for the period by $68,410 and increase other comprehensive loss, a separate component of shareholders’ equity, by the same amount.

International Barrier Technology Inc.

Notes to the Interim Consolidated Financial Statements

September 30, 2005

(Stated in Canadian Dollars)

(Unaudited) – Page 2

Note 3

Share Capital

Authorized: 100,000,000 common shares without par value

Escrow:

At September 30, 2005, there are 48,922 shares are held in escrow by the Company’s transfer agent. The release of these shares is subject to the direction or determination of the relevant regulatory bodies.

Commitments:

Stock-based Compensation Plan

At September 30, 2005, the Company has granted directors, officers and consultants the option to purchase 1,993,500 common shares of the Company.

A summary of the status of company’s stock option plan for the three months ended September 30, 2005 is presented below:

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Outstanding, June 30, 2005	1,868,500	$0.60
Exercised	(25,000)	$0.51
Granted	150,000	$0.77

Outstanding, September 30, 2005	1,993,500	$0.62

Exercisable, September 30, 2005	1,745,999

International Barrier Technology Inc.

Notes to the Interim Consolidated Financial Statements

September 30, 2005

(Stated in Canadian Dollars)

(Unaudited) – Page 3

Note 3

Share Capital – (cont’d)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

The following summarizes information about the stock options outstanding at September 30, 2005:

	Exercise	Expiry
Number	Price	Date

110,000	$0.80	January 13, 2006
50,000	$1.05	April 29, 2006
85,000	$0.51	May 2, 2007
150,000	$0.77	July 19, 2007
20,000	$0.58	February 23, 2008
428,500	$0.10	March 5, 2008
1,150,000	$0.76	August 24, 2009

1,993,500

During the three months ended September 30, 2005, a compensation charge associated with the grant of stock options in the amount of $12,090 (2004:  $657,716) was recognized in the financial statements.

All stock-based compensation charges have been determined under the fair value method using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended
	September 30,
	2005	2004

Expected dividend yield	0.0%	0.0%
Expected volatility	89.5%	85%
Risk-free interest rate	3.02%	2.00%
Expected terms in years	2 years	5 years

International Barrier Technology Inc.

Notes to the Interim Consolidated Financial Statements

September 30, 2005

(Stated in Canadian Dollars)

(Unaudited) – Page 4

Note 3

Share Capital – (cont’d)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

Warrants

At September 30, 2005, the following share purchase warrants were outstanding entitling the holder to purchase one common share for each warrant held as follows:

	Exercise	Expiry
Number	Price	Date

500,000	CDN$0.75	June 1, 2006
1,253,000	US$0.92	August 20, 2006
217,000	US$0.60	August 20, 2006
2,400,000	CDN$0.74	March 22, 2007

4,370,000

Note 4

Related Party Transactions

The Company was charged the following by directors of the Company or private companies with common directors during the three months ended September 30, 2005 and 2004:

	Three months ended
	September 30,
	2005	2004

Interest and bank charges	$ -	$ -
Wages and management fees	43,206	40,882

	$ 43,206	$ 40,882

Note 5

Trademark and Technology Rights

	September 30,	June 30,
	2005	2005

Trademark and technology rights – at cost	$ 1,489,771	$ 1,489,771
Less: accumulated amortization	(244,628)	(198,074)

	$ 1,245,143	$ 1,291,697

International Barrier Technology Inc.

Notes to the Interim Consolidated Financial Statements

September 30, 2005

(Stated in Canadian Dollars)

(Unaudited) – Page 5

Note 6

Subsequent Events

Subsequent to September 30, 2005, the Company issued 717,000 common shares at $0.75 and 410,000 common shares at $0.74 pursuant to the exercise of share purchase warrants for total proceeds of $841,150.

Note 7

Canadian and United States of America Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which do not differ with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America.

Note 8

Comparative Figures

Certain of the comparative figures have been reclassified to conform to the presentation of the current period.

FORM 52-109FT1
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, MICHAEL HUDDY, Chief Executive Officer, of **INTERNATIONAL BARRIER TECHNOLOGY INC.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **INTERNATIONAL BARRIER TECHNOLOGY INC.** (the issuer) for the period ending September 30, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 28, 2005

"MICHAEL HUDDY"

____

MICHAEL HUDDY
Chief Executive Officer

FORM 52-109FT1
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, DAVID CORCORAN, Chief Financial Officer, of **INTERNATIONAL BARRIER TECHNOLOGY INC.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **INTERNATIONAL BARRIER TECHNOLOGY INC.** (the issuer) for the period ending September 30, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 28, 2005

"DAVID CORCORAN"
____
DAVID CORCORAN
Chief Financial Officer

INTERNATIONAL BARRIER TECHNOLOGY INC.
QUARTERLY REPORT
for the period ended September 30, 2005

Management Discussion & Analysis

Date of Report – November 29, 2005

Description of Business

International Barrier Technology Inc. (the Company) manufactures and sells fire-rated building materials primarily in the U.S.A.

Discussion of Operations

Sales reported for the fiscal period ending September 30, 2005 were $1,615,865 a 15.4% increase over the same period in the previous year. This is the seventh consecutive period where sales have exceeded $1MM. Gross profit was up to $422,769, representing an increase of 18%. The gross margin, improved to 26%. Barrier realized a net income of $35,761 compared to a loss of ($606,465) in the same period the previous year. Operating income rose to $36,516 from a loss of ($632,162). Improvements in production efficiencies associated with higher production volumes continue to have a positive impact on earnings. Additionally, stock-based compensation, the non-cash cost now required to be reported as an administrative expense declined to $12,090 from $657,716.

Sales, as measured by surfaced volume of product shipped for the quarter, were 1,651,400 sq.ft. a 37% increase from the 1,206,300 sq.ft. shipped in the same period the previous year. Sales to MuleHide Products, Inc., Barrier's business partner in the commercial modular business, accounted for 53% of total sales (869,100 sq.ft.) during this period. This is an increase of 122% from the same period last year. The private label Blazeguard product, Mulehide FR panel, is an essential component of an Underwriters Laboratories, Inc. assembly listing for fire rated roofs in commercial modular buildings. Barrier anticipates that this growth trend will continue in direct response to the strengthening modular construction market.

The MuleHide FR panel is sold at a reduced per sq. ft price reflecting the reduced amount of coating the product requires to meet UL requirements for a Class C rated roof deck assembly. Since the percentage of sales in this quarter reflected a higher percentage of the MuleHide FR C product, average product revenue per sq. ft. declined to $0.978 from $1.16 per sq. ft. The cost of producing this panel is proportionately less as well and gross margins, therefore, are minimally impacted when producing Blazeguard versus the MuleHide FR C panels.

Multifamily roof deck sales volume, Barrier's traditional market, declined slightly to 782,300 sq.ft. during this reporting period. Sales in the same reporting period in the previous year were 814,600 sq.ft. representing a decline of 4% in volume. The hurricane season of 2005 brought rapidly increasing prices to wood products during the months of August and September. When this type of rapid increase occurs, it is common for distributors to deplete existing inventories and resist purchases to replace inventory. Barrier found this to be the case. Wood prices have fallen subsequent to the end of this reporting period and orders for the town home market have increased as a result.

Housing starts have been reported to be declining slightly over the past quarter and some forecasts indicate that US starts may actually be lower in calendar year 2006 than they were in 2005. In the geographic areas Blazeguard is being actively marketed, however, starts are expected to continue to be at or near record levels. Additionally, there continues to be a demonstrable increase in the percentage of multi-family residential housing starts versus single family in the US. Barrier intends to continue to focus on gaining market share in existing and new geographies where the greatest number of multifamily residential homes is being built. Gains in market share for Blazeguard sales into the multi-family market are expected to mitigate any overall decline in total housing starts and Barrier anticipates improved town home market sales in the next quarter.

International Barrier Technology Inc.
Quarterly Report
for the period ended September 30, 2005

Barrier hired a sales manager for the Midwest region in July, 2005. Mr. James Klienke is responsible for implementing a Blazeguard sales and marketing program for Minnesota, Wisconsin, and northern Illinois and Iowa. As a Barrier employee, Mr. Klienke will be instrumental in helping recruit, train and hold accountable, a network of independent sale representatives for Blazeguard.

In addition to the two existing sales representatives in Florida, Barrier has added an additional independent representative to the eastern US. The new representative will cover the eastern Pennsylvania, New Jersey, Maryland and Delaware territory and work in direct association with Barrier's existing representative who covers Virginia and North Carolina. The next two markets to be targeted are Southern California and Texas. These two areas are strong multifamily residential construction markets and Barrier anticipates having sales representation in these territories prior to the end of this fiscal year.

Cost of Goods Sold in the period increased to $1,193,096 from $1,042,847 based on the higher volume of production and shipments as well as increases in sheathing costs. Efficiencies of scale, however, are continuing to help reduce direct costs of production. There is definite economy in the cost of labor and materials as production approaches existing plant capacity. Cost of goods sold on a sq. ft. basis declined to $0.722 from $0.865 even though there were significant increases in sheathing costs. The higher percentage of the MuleHide C panel production, which is coated with less material than Blazeguard, also contributed to the decline in per sq. ft. production costs.

Further improvements in production economies are anticipated when Barrier's new production line is brought "on-line" early in 2006. The new plant has been designed to produce a very uniform product with minimal material waste. The added automation and speed of the line will improve production rates without adding significantly to the total cost of labor, further reducing costs on a per sq.ft. basis.

Operating Expenses included Research and Development expenses of $14,679 which were primarily for fire tests and related expenses for MuleHide product applications. Barrier anticipates increases in expenses for R&D as calendar year 2006 unfolds. New market and product development, such as interior wood veneered panels or structural insulative panels (SIP's), will be high priority areas of activity as Barrier endeavors to fill out sales of the new line's increased capacity. As new market applications are pursued, performance testing is required to insure the product meets requirements. If modifications in the product or production technology helps to facilitate the market development process (such as in the MuleHide panel), R&D effort is expended.

Amortization of the physical plant and technology costs comprise the remainder of operating expenses. Amortization schedules are based on accepted and audited accounting principles. Amortization of the costs of the new production line, which will serve to increase costs in this area, is scheduled to begin as the equipment is brought into use.

General and administrative expenses in the reported period increased to $294,996 from $236,631 (net of stock based compensation expense) for the same period last. Investor relations expenses increased to $126,300 from $71,047. Included in this expense category was participation in the Value Rich trade show held in New York City in July and the costs associated with the development and printing of an independent research report conducted by Dutton Associates.

Filing fees and legal expenses were lower ($2,144 and $10,039 respectfully) than the previous quarter ($12,549 and $34,907 respectfully) because there was less effort required for such things as private placements of stock. In the past, expenses associated with raising money for capital projects and operating capital have been reported in these categories. Now that Barrier has successfully raised sufficient capital to complete the new production line and has secured a $500,000 US operating line of credit at a local bank, additional equity based filings, in the short term, are not anticipated

International Barrier Technology Inc.
Quarterly Report
for the period ended September 30, 2005

Wages and management fees rose to $110,792 from $78,154 reflecting the addition of professional staff at Watkins: sales manager and part time administrative assistant. Barrier will continue to balance adding staff with available financial resources. A larger administrative staff will be required not only to perform the additional work required by a growing business but also to help grow the business in the first place. Creating a balance between cost, revenue, and work load will continue to be an objective of the administrative and sales staff.

Operating income. Barrier experienced an operating profit of $36,516 in comparison to an operating loss of ($632,162) in the same period the previous year. Net of the stock-based compensation expense category, however, operating income for this reporting period is $48,606 versus $25,554 for the same period in the previous year. As a percentage of sales revenue, operating income (net of stock based compensation) rose to 3% for this period from 1.8% the previous year. Barrier expects operating income to continue to improve as a percentage of sales dollars as sales volume continues to increase.

Other expenses include non-cash items such as foreign exchange and other income. Barrier realized a foreign exchange loss of $12,424 versus a gain of $20,751 in the same quarter the previous year. The foreign exchange loss reflects the strengthening of the Canadian dollar relative to the US dollar. Other income is up slightly to $11,669 which includes interest income ($8,741) and royalties ($2,928) from the sale of Pyrotite substances by Pyrotite Corporation. Pyrotite Corporation reserved the rights to pursue integral oriented strand board treatments when Barrier purchased the world-wide technology in 2004. Barrier will receive a royalty from Pyrotite Corporation on any of this business as it develops.

Net income for the period ending September 30, 2005 was $35,761, rising from a loss of ($606,465) the previous year.

Summary of Quarterly Results. The following is a summary of the Company's financial results for the eight most recently completed quarters:

	Sept 30 2005	June 30 2005	Mar 31 2005	Dec 31 2004	Sept 30 2004	June 30 2004	Mar 31 2004	Dec 31 2003
Volume shipped (MSF)	1,651.4	1,305.9	1,361.1	1,290.6	1,206.3	1,278.3	1,139.8	505.1
Total Revenues (000$)	1,615.9	1,326.3	1,563.9	1,174.1	1,400.6	1,628.5	1,327.7	561.3
Operating Income	36.5	(362.8)	(127.2)	(206.4)	(632.2)	(4.7)	(108.1)	(166.7)
Net income (loss) before discontinued ops	35.8	(408.9)	(123.9)	(254.5)	(606.5)	(25.6)	(119.1)	(122.0)
Per Share	(0.0)	(0.01)	(0.00)	(0.01)	(0.03)	-	(0.01)	(0.01)
Per Share, fully diluted	(0.0)	(0.01)	(0.00)	(0.01)	(0.03)	-	(0.01)	(0.01)

Sales volumes continue to increase in a significant way. This reflects Barrier's successful sales and marketing efforts in existing multifamily residential markets as well as sales into the commercial modular market (MuleHide FR panel). The continuation of significant increases in sales volume will be dependent upon a successful startup of the new production line as well as continued additions of sales territories and new product applications. Barrier believes that for operational concerns it will be difficult to push the existing line to production rates much beyond 2MM sq.ft. per quarter. The lack of capacity has not yet created any order loss but order files have grown to approximately three weeks. Three weeks wait time is about the limit that customers are willing to wait for material. The planned startup of the new line in early 2006 is considered excellent timing to serve our growing business.

International Barrier Technology Inc.
Quarterly Report
for the period ended September 30, 2005

Selected Annual Information

The following financial data is for the three most recent years ended June 30:

	2005	2004	2003
Total Revenue	$ 5,464,924	$ 4,082,511	$ 2,254,562
Net income (loss)	(1,393,760)	(402,966)	46,775
Per share	(0.05)	(0.02)	0.00
Per share, fully diluted	(0.05)	(0.02)	0.00
Total assets	6,141,070	3,744,694	1,305,794
Total long-term financial liabilities	698,353	844,345	948,447
Cash dividends declared per share	Nil	Nil	Nil

New product and market development initiatives continue to provide opportunities for sales expansion and growth. Progress has been made in planning for an improved Class A commercial modular roof deck assembly as well as expanding the rated roof assembly market through MuleHide and ABC Supply to residential markets. Exploratory market research and development has already begun in these areas in Southern California.

Barrier has also been pursuing a new market application for wood veneer overlaid interior wall panels in association with a major US producer of plywood and particleboard. Preliminary veneer trials have been encouraging. Glue compatibility with existing veneer laminating companies, for the purposes of third party manufacturing during business startup, is the current focus of R&D activity. Barrier and their partner in this endeavor remain keenly optimistic about the opportunities this market has for future sales.

Structural Insulative Panels (SIP's) was a significant business for Blazeguard from 1996 – 1999. A nonuniform surface appearance of the coating applied by the existing production line, however, created insurmountable issues in marketing the product as an exposed interior wall surface. The new line will allow Barrier to more successfully produce products to an acceptable interior panel standard. Barrier anticipates a renewed interest in Blazeguard into the SIP's market by mid year 2006.

Global Licensing opportunities. With the purchase of the world technology rights, including U.S. patents, foreign patent filings, trademarks, know-how and trade secrets, Barrier is in a position to develop partners all over the globe in licensing arrangements. Interested parties in China, Saudi Arabia, Mexico, Ireland, Great Britain, and New Zealand have communicated interest to Barrier. Barrier, in turn, is responding with information about the attributes of Blazeguard®, and the Pyrotite™ technology in an effort to assess their appropriateness in the construction of building communities (residential and commercial) in these countries.

Barrier is also exploring various configurations of the process technology that will enable individual manufacturing customers to place small treatment lines in their own facilities. These small scale processing lines will be designed to satisfy the individual's independent need for product treatment. The licensing agreements will be designed to: protect the technology, prohibit competition, and provide for royalties to be paid to Barrier on an ongoing basis.

Barrier is currently sponsoring a graduate student's research project (Masters in Business Administration) designed to create an appropriate prototype licensing model for Barrier and the Pyrotite technology. The research project will help define the most successful elements inherent within successful licensing arrangements as well as to delineate potential pitfalls. Eventually, the project will elevate to the actual identification of potential licensing partners for Barrier in selected countries where fire resistant building construction is present.

International Barrier Technology Inc.
Quarterly Report
for the period ended September 30, 2005

Financial position & financings. During the three-month period, Barrier issued a total of 275,000 common shares for proceeds totaling $200,250 as follows:

- 25,000 common shares at $0.51 per share pursuant to the exercise of share purchase options.
- 250,000 common shares at $0.75 per share pursuant to the exercise of share purchase warrants.

Change in Accounting Policy

Related Party Transactions

During the three months ended September 30, 2005 the Company incurred wages and management fees of $43,206 with directors of the Company and companies with common directors.

Capitalization

Authorized: 100,000,000 common shares without par value.

Issued as of September 30, 2005: 27,920,325 common shares at $17,955,481.

Issued as of November 29, 2005: 29,047,325 common shares at $18,796,631.

International Barrier Technology Inc.
Quarterly Report
for the period ended September 30, 2005

Options and warrants outstanding:

Number	Exercise Price	Expiry Date
500,000	$0.75 Cdn	June 1, 2006
1,253,000	$0.92 U.S.	August 20, 2006
217,000	$0.60 U.S.	August 20, 2006
2,400,000	$0.74 Cdn	March 22, 2007
4,370,000		

Critical Accounting Estimates

Stock-based Compensation Charge and Expense

As described in Note 3 to the financial statements, the Company is required by the Canadian and USA Accounting Authorities (Canadian Institute of Chartered Accountants and American Institute of Certified Public Accountants) to put a fair value on newly issued stock options. The fair value is calculated using the Black-Scholes Option Pricing Formula.

Internal Control and Financial Reporting Procedures

The board of directors evaluates and maintains internal control procedures and financial reporting procedures to ensure the safeguarding of Barrier's assets as well as to ensure full, true, accurate and timely disclosure of Barrier's financial position for quarterly period ended September 30, 2005, that would materially affect the accuracy of this financial report.

Other Matters

As at September 30, 2005, the Company does not have any off-balance sheet arrangements to report.

As at September 30, 2005, the Company does not have any legal proceedings to report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Barrier Technology Inc.;  SEC File No. 000-20412

(Registrant)

Date:  January 12, 2005

\s\ Michael Huddy

Michael Huddy, President/CEO/Director